Exhibit 99.3

Company #

Vote by Internet, Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and Telephone voting is available through 11:59 PM Eastern Time on December 13, 2012.

Your Internet or Telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your Voting Instruction Card.

INTERNET - www.eproxy.com/cnh Use the Internet to vote your proxy. Have your Voting Instruction Card in hand when you access the website.

PHONE - 1-800-560-1965 Use any touch-tone telephone to vote your proxy. Have your Voting Instruction Card in hand when you call.

MAIL - Mark, sign and date your Voting Instruction Card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Voting Instruction Card.

CNH GLOBAL N.V.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

CNH GLOBAL N.V.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

    FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Res. 2	☐	☐	Res. 4	☐	☐

Res. 3	☐	☐	Res. 5	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1.	Opening.

2.	Partial amendment of the Articles of Association.

3.	Distribution to shareholders.

4.	Allocation of part of the reserves to Special Separate Reserves.

5.	Ratification of the compensation of the Special Committee.

6.	Close.

CNH Global N.V.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Extraordinary Meeting of Shareholders (“the “Meeting”) of CNH Global N.V. (the “Company”) will be held in Schiphol - Airport, the Netherlands, on Monday, December 17, 2012, at 5:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., Amsterdam time (6:00 a.m. New York City time), on December 14, 2012 (such time and date, the “Registration Date”).

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of the Registration Date, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

Please note: By completing and voting by means of this Voting Instruction Card, you agree to have your ADR position blocked. In order to block your ADRs, when you complete and return your Voting Instruction Card, you are instructing the Depositary to place a stop transfer on your ADRs. This means that from the date of the receipt of your Voting Instruction Card to December 17, 2012 (the “Blocking Period”), the Depositary will not transfer and/or cancel the blocked ADRs (i.e., those ADRs for which the Depositary has received a Voting Instruction). Although you maintain physical possession of your ADRs, any presentation of your certificate(s) for transfer or sale will not be honored during the Blocking Period. Please note, the “Blocking Period” will end at the conclusion of the Extraordinary Meeting.

If you wish to collect further information about the resolutions, please go to Company’s website at www.cnh.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., Amsterdam time (6:00 a.m. New York City time), on December 14, 2012.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.